Exhibit 99.1

Change in Representative Directors

1. Summary of the Change

•	Before: Kwon, Oh-Joon (Chief Executive Officer)

Oh, In-Hwan (President)

Choi, Jeong-Woo (President)

•	After: Kwon, Oh-Joon (Chief Executive Officer)

Oh, In-Hwan (President)

Chang, In-Hwa (President)

•	Reason: New appointment

2. Date of Change: March 9, 2018